Seer Adopts Limited Duration Tax Benefit Preservation Plan to Protect its Valuable Tax Assets

REDWOOD CITY, Calif. – February 26, 2026 – Seer, Inc. (Nasdaq: SEER), the pioneer and trusted partner for deep, unbiased proteomic insights, today announced that its Board of Directors unanimously adopted a tax benefit preservation plan (“NOL Plan”) designed to help preserve and protect Seer’s valuable income tax net operating loss carryforwards and other tax assets (“NOLs”).

As of December 31, 2025, Seer had approximately $262 million of NOLs. These NOLs, most of which are not currently subject to any expiration date, represent a valuable asset of Seer and are available to reduce Seer’s future federal income tax expense.

The NOL Plan is similar to those adopted by numerous other public companies with significant NOLs. The NOL Plan helps to reduce the risk of substantial impairment to the NOLs that could result from an “ownership change” within the meaning of Section 382 of the Internal Revenue Code. In general, an “ownership change” would occur if the Company’s “5% stockholders” (within the meaning of Section 382 of the Internal Revenue Code) increase their aggregate ownership in Seer over a rolling three-year period by more than 50 percentage points over their lowest aggregate ownership percentage. The Board of Directors adopted the NOL Plan to help to ensure that the NOLs are not impaired, particularly given recent rapid accumulations of Seer’s Class A common stock.

Seer intends to submit the NOL Plan to its shareholders for ratification at Seer’s 2026 annual meeting. The NOL Plan is not designed to prevent any action that the Board of Directors determines to be in the best interest of Seer and all of its shareholders.

The NOL Plan aims to preserve the NOLs by creating a disincentive for any shareholder to accumulate beneficial ownership of 4.9% or more of Seer’s Class A common stock, or further accumulate Seer’s Class A common stock if the shareholder’s beneficial ownership already exceeds 4.9%, in each case without the approval of the Board of Directors. If a shareholder beneficially owns 4.9% or more of Seer’s Class A common stock prior to today’s announcement, then that shareholder can maintain its current ownership but will not be permitted under the NOL Plan to acquire any additional shares without the approval of the Board of Directors.

In connection with its adoption of the NOL Plan, the Board of Directors declared a dividend of one “right” for each outstanding share of Seer’s Class A common stock. The dividend will be made to shareholders of record as of the close of business on March 9, 2026. Any shares of Seer’s Class A common stock that are issued after the record date will be issued together with a right. The distribution of the rights is not taxable to Seer or its shareholders.

The NOL Plan expires on February 25, 2029. However, if shareholders do not ratify the NOL Plan at Seer’s 2026 annual meeting, the NOL Plan will expire on February 25, 2027.

Additional information about the NOL Plan will be available on a Form 8-K to be filed by Seer with the U.S. Securities and Exchange Commission.

About Seer, Inc.

Seer, Inc. (Nasdaq: SEER) sets the standard in deep, unbiased proteomics, delivering insights with scale, speed, precision, and reproducibility previously unattainable by other proteomic methods. Seer’s Proteograph Product Suite uniquely integrates proprietary engineered nanoparticles, streamlined automation instrumentation, optimized consumables, and advanced analytical software to solve challenges conventional methods have failed to overcome. Traditional proteomic technologies have struggled with inconsistent data, limited throughput, and prohibitive complexity, but Seer’s robust and scalable workflow consistently reveals biological insights that others do not. Seer’s products are for research use only and are not intended for diagnostic procedures. For more information about Seer’s differentiated approach and ongoing leadership in proteomics, visit www.seer.bio.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements are based on Seer’s beliefs and assumptions and on information currently available to it on the date of this press release. Forward-looking statements may involve known and unknown risks, uncertainties and other factors that may cause Seer’s actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements include but are not limited to statements regarding the protection of the NOLs and their value to Seer. These and other risks are described more fully in Seer’s filings with the Securities and Exchange Commission (“SEC”) and other documents that Seer subsequently files with the SEC from time to time. Except to the extent required by law, Seer undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

Media Contact:

Patrick Schmidt

pr@seer.bio

Investor Contact:

Kelly Gura

investor@seer.bio